UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MOTHERS WORK, INC.
Full Name of Registrant

Former Name if Applicable

456 North Fifth Street
Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the second quarter ended March 31, 2005 on a timely basis.   On May 5, 2005, the Company’s Audit Committee concluded that a restatement of its historical financial statements was necessary to correct errors resulting from the Company’s prior method of accounting for lease transactions.  Corrected financial information for the three year period ended September 30, 2004 and for the first quarter of fiscal 2005, which are the periods being restated, will be reflected in forthcoming amendments to the Company’s periodic reports on Form 10-K for the fiscal year ended September 30, 2004 and on Form 10-Q for the fiscal quarter ended December 31, 2004.  The restatements involve only non-cash adjustments and will not have any impact on the Company’s previously reported sales, comparable store sales or its compliance with any financial covenant under its revolving credit facility or other debt instruments.

The Quarterly Report on Form 10-Q for the second fiscal quarter ended March 31, 2005, which was due to be filed with the SEC on May 10, 2005, will be filed on or before May 16, 2005.  The purpose of this extension is to ensure that the Form 10-Q will reflect corrected financial information for the historical financial periods to be presented in that report.

As previously disclosed, after consultation with the Company’s independent registered public accounting firm, KPMG LLP, the Company determined, like many other publicly-held companies in the retail industry, that it would change its method of accounting for leases, including its method of accounting for tenant improvement allowances, rent holidays, and amortization of leasehold improvements.   These changes are consistent with the views expressed by the Office of the Chief Accountant of the SEC on February 7, 2005 in a letter to the American Institute of Certified Public Accountants and other recent interpretations regarding certain operating lease accounting issues and their application under generally accepted accounting principles.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edward M. Krell, Executive Vice President – Chief Financial Officer	(215)	873-2220
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOTHERS WORK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By	/s/ Edward M. Krell
Edward M. Krell
Executive Vice President - Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).